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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

     The following are the prepared remarks of Bernard W. Dan, President and Chief Executive Officer of the CBOT, given at a meeting of the Futures Industry Association on February 26, 2003.

                                PREPARED REMARKS
                       CBOT PRESIDENT & CEO BERNARD W. DAN
                         CHICAGO FIA OPERATIONS DIVISION
                                FEBRUARY 26, 2003

     Thank you very much for that kind introduction. I want to thank the FIA Chicago for inviting me to speak at your first meeting of 2003. I see many familiar faces in the room, and I feel fortunate to be here before you today. The Chicago Board of Trade looks forward to working with all of you this year and in the years to come.

     When I was finalizing my remarks last night, one of my sons walked into the room and asked me what I was doing. After I told him, I asked if he knew how many great speakers there are in the world today. He stopped to think about it for a second and said, "Dad, there is one less than you think." So I am going to heed the words of a wise man who once said, "Just remember, to be immortal does not mean your speech has to be eternal."

     It is an honor for me to be here today as President and CEO of one of Chicago's greatest institutions and to talk to you about the Chicago Board of Trade. When I met with Mayor Daley soon after taking on this responsibility, we talked about the greatness of Chicago's financial exchanges and what they mean to the fiber of our City. The City of Broad Shoulders is represented by the trader who stands in the 10-year Treasury note pit, the Eurodollar pit, the Dow Jones Index Options pit, or who trades electronically, and collectively they represent the entrepreneurial spirit that long existed in the Midwest before it was "discovered" in Silicon Valley.

     Our Mayor is totally committed to doing whatever he and the City can to ensure the continued strength of these institutions, and it is up to the leaders of Chicago's exchanges, whether elected or appointed, to develop and implement strategies that will allow these institutions to remain as the anchors of Chicago's economy and of the global futures industry.

     Under the leadership of Chairman Nick Neubauer and our Board of Directors, the Chicago Board of Trade had its best year ever in 2002, trading close to 344 million contracts, an increase of 32% over 2001 volume levels. We had 12 different contracts set new volume highs for the year, and I am particularly pleased with the performance of some of our new products, including the Mini-Sized Dow futures and the overall success of the CBOT swaps complex.

     Our electronic and open auction markets are working well together under our hybrid business strategy of providing excellent open auction and electronic trading platforms. We are tracking our CTI data on each platform and the percentage of business transacted by CTI categories remains consistent on both platforms. Presently, customers and non-members account for about 27% of our open auction volume and about 20% of volume on the electronic platform.

     We believe that our capital investments are paying off not only in terms of our electronic platform, but also in terms of improving the efficiency and the electronic accessibility of our open auction markets. At the end of last year, nearly 6.2 million futures and options orders were sent electronically to floor brokers using order receipt devices.

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On our financial floor, about 40% of futures orders and 14% of options orders were filled through the use of electronic order routing during 2002. On our grain floor, those numbers are 55% and 42% respectively. While we were pleased that we were able to electronically replace more than 6 million paper orders on our trading floor last year, we expect to continue to work with our firms to further improve market efficiency.

     Our 2003 floor technology initiative includes the planned roll out of handheld devices for floor traders. These devices enable traders to electronically record pit trades as well as to participate in our screen-based markets. Our floor traders have established themselves as a major source of liquidity in both trading venues.

     We have the capability to make such investments, in part, because of the business disciplines we have instilled at the Board of Trade over the past two years that have resulted in a more streamlined operation and a stronger balance sheet. I believe the Chicago Board of Trade is stronger financially and in a better competitive position as a result.

     Since joining the Chicago Board of Trade, I have promoted and further defined four value propositions that serve as the cornerstones of our business strategy. These are integrity, transparency, openness and innovation.

     Integrity. The Chicago Board of Trade will continue to demand the highest standards and principles that the marketplace has come to expect. We believe the combined self-regulatory practices of the Chicago Board of Trade and the Board of Trade Clearing Corporation provides customers with the highest level of confidence of any marketplace; a level of confidence that has been earned over time. This quality is not easily replicated.

     Transparency and openness. The Chicago Board of Trade is about ensuring that every order gets the opportunity and privilege of market makers competing for that order, whether in the open auction market or on the screen. We will maintain market openness and not allow pre-arrangement of trades, principal-agent conflicts, and or other practices that lend themselves to the internalization of order flow.

     To my way of thinking, fragmented markets are those that allow and support less than transparent market practices and lend themselves to potential pricing issues. Participants in the futures industry have communicated clearly their preference for market transparency, particularly given the questionable business and trading practices that have occurred with Enron, Worldcom and the general distrust of corporate America. Conflicts of interest continue to plague Wall Street and reduce overall investor confidence. As a result, we see more and more market participants fully embrace regulated markets, which has led to increased trading at the Chicago Board of Trade.

     Innovation. If you consider the Chicago Board of Trade's history, which is essentially that of a grain-only, physically delivered marketplace, we have grown into a world-renowned global marketplace that has institutionalized the risk transfer process. We must build off our history of innovation an do so in an environment that is marked by unprecedented competition.

     Whether through our product design, our approach to side-by-side trading, our pricing mechanisms, our decisions with respect to eSpeed and LIFFE CONNECT, or any other means of promoting our intellectual property, the Chicago Board of Trade's approach to the changing competitive landscape has been driven by innovation. We believe that our future depends on our ability to continue to develop and promote

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innovative ideas, and do so in alignment with member opportunity, customer demand and competitive forces.

     A real criticism of the Chicago Board of Trade over the years has been its lack of receptiveness to new ideas and its resistance to improve itself as an institution. One of the strengths I have brought to the exchange is my experience as a member firm of this exchange and as a customer of this exchange. I know what our Exchange customers want; I understand the competitive threats our member firms are facing; and I have faced similar frustrations of incorporating technological advances into daily business practices. I feel strongly that if we, the Chicago Board of Trade, and you, our member firms, work together, we will move fast enough to ensure long term, a viable and thriving marketplace, and even victory, in the race for global marketshare.

     Several years ago, many in our industry saw a resemblance between a ship in a recent Broadway play and popular movie, and the CBOT. I want to let you know that I have not asked any of our employees to realign the deck chairs.

     In fact, the Chicago Board of Trade's employees are transforming the institution into an America's Cup contender through a concerted effort and focus on speed, flexibility, integration and innovation, all characteristics of a successful company.

     I take pride in what I am doing at the Chicago Board of Trade, and more importantly, I want our employees to feel that same pride. Teamwork and trust are not only key elements of successful organizations, they also reflect my management and leadership style, and when compromised, bad things generally happen. The team at the CBOT is very much like the basketball team I coach.

     I love coaching basketball, and I see many analogies between sports and business. Just last week I read where the president of one NBA basketball team said to one of his players who did not show up for practice, "What is it with you? Is it ignorance or is it apathy?" The player responded, "I don't know and I don't care." That player spent time on the bench, and I believe that any exchange expressing that attitude also will be on the bench as the competition passes them by. As "coach" of the Chicago Board of Trade, I can assure you we will not be sitting on the bench. However, I will be promoting teamwork and trust in my relationships with the FIA, our members, our customers and our employees.

     Everyone in this room is facing unprecedented challenges that are driven principally by technology, regulatory change, and competition. If the Chicago Board of Trade is not flexible in terms of how we meet changing customer needs, we will be left in the wake of our competitors.

     Having said that, I believe the Chicago Board of Trade has responded very aggressively to recent competitive threats, and under my watch we will continue to do so. Over the past year, I have asked our employees to examine every business process and procedure undertaken at the Exchange. We have challenged many internal processes and have identified opportunities to change; all in the interest of improving our market model. Consequently, we believe that we are now able to make changes that impact core business practices like our market data policies, product design, and market access without negatively impacting customer service.

     As an example, last year we re-engineered our pricing structure to support liquidity providers on both platforms. This revised fee structure provided significant

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volume incentives for active traders. Our objective is to further develop and maintain the most liquid and deep markets.

     Liquidity helps build product interest. The April 2002 launch of the Chicago Board of Trade's mini-sized Dow contract has attracted record numbers of retail participants to our equity index complex because it filled a need in a key market segment. Market participants were provided with the opportunity to trade on their preferred platform and in a contract sized to fit.

     Last year was a banner year for our Dow complex, with the mini-sized Dow volume at nearly 2.3 million contracts and our entire complex volume over 9 million. Continuing the growth in our equity complex is one of our goals for 2003, and we will be looking to introduce other benchmark products in conjunction with our partners at Dow Jones.

     I believe our success as an Exchange is based in large part on providing customers with products they want in a trading format they want. Now, some firms have asked us to close our trading floors. Our response has been that they can choose to trade only on the screen-based platform. Other firms have asked us to keep both markets open, because their customers still want their orders executed in the open auction market. Retail customers demand access to screen trading but also want information on what pit traders are doing and seeing. Large institutional clients expect firms to execute orders in the most efficiently priced venue while continuing to demand pit traded market commentary. That is why we are proceeding with our hybrid business strategy of providing dual trading platforms.

     U.S. market participants lean towards spread trading, use of complex options strategies, and strategies combining both options and futures. Currently, these types of transactions can thrive in the pit trading environment due to transparency and deep liquidity. The CBOT is thankful that its liquidity providers are supporting trading within and between both electronic and open auction venues. Offering customers and market participants a choice is a key feature of our strategy.

     Another focus of the Chicago Board of Trade is broader distribution of our products. That is why we negotiated a contract with eSpeed to distribute our interest rate products through its eSpeed system. Soon, eSpeed customers will have the ability to trade both cash and futures on Chicago Board of Trade products side-by-side in one neutral, fully electronic, real-time marketplace. We believe that eSpeed's tremendous distribution network among global fixed income managers, combined with its sophisticated technology and high customer service levels, make it an ideal channel for Chicago Board of Trade products.

     In January of this year, we announced our decision to enter into a licensing agreement to use the LIFFE CONNECT electronic trading platform. I mentioned earlier the Chicago Board of Trade's interest in improving our ability to respond quickly to customers and to changes in our industry, and to improve our ability to innovate in terms of products and markets. Our decision to use the LIFFE CONNECT platform meets these criteria, and I believe this new functionality will benefit the Chicago Board of Trade.

     We conducted a thorough evaluation of existing market technology in order to identify a system that would meet our needs in the areas of business functionality and technical capability. We felt strongly that business functionality in the areas of trading,

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flexible matching algorithms, and product and market management had to be supported by leading-edge technical architecture. LIFFE CONNECT was a clear winner in both categories. And by leveraging the global distribution of the LIFFE CONNECT platform, we expect to see increases in overall CBOT trading volume.

     This is first and foremost a technology agreement, and we are currently focused on the transition to LIFFE CONNECT during 2003. However, the Chicago Board of Trade and Euronext.liffe have agreed to look and see how we can cooperate on a variety of product and distribution initiatives. I believe the complementary nature of each exchange's product mix provides the basis for rich cooperation.

     Let me briefly touch on the Chicago Board of Trade's restructuring proposal. The exchange's restructuring process began three years ago with the goal of modernizing our operations and running them more efficiently. Many of those changes are now in place, they are working effectively, and have had a positive impact on the Chicago Board of Trade. I believe Chairman Neubauer and our Board of Directors have put together a restructuring proposal that will codify these changes and will be enthusiastically endorsed by our membership.

     In conclusion, there are four value propositions that have defined the Chicago Board of Trade throughout its history: integrity, transparency, openness and innovation. These are principles that our customers and members have been accustomed to and expect from the Chicago Board of Trade in the future, and these qualities are the ones I have charged myself to maintain as we aggressively pursue an expansionary business strategy.

     Before answering any questions, I would like to take a moment to express my appreciation for the time and support the FIA, and each individual in this esteemed organization, has given the CBOT. I know that many of you have spent countless hours in meetings last year with Jill Harley, our Treasurer, determined to find any conceivable error in the rollout of our new exchange fee billing system. This sense of thoroughness and dedication, while sometimes very frustrating, is what makes Chicago a leader in this industry.

     I also want to congratulate the leaders of FIA Chicago Division, Leo Carcione and his Board, and Mike Smith and his Board at FIA Chicago Operations Division for orchestrating one of the fastest, and most amicable mergers in the history of this industry.

     And finally, I want to introduce several members of my CBOT team. You should feel free to contact them with any compliments or complaints. Bryan Durkin is in charge of Exchange trading operations. Mary McDonnell is managing the transition to Liffe Connect. Bob Ray is our new head of marketing and business development. Jill Harley is here, I already explained her role. Barb Lorenzen is Co-Chairman of the Finance, Regulatory, and Risk Committee of FIA Chicago. Jo Ellen Schroedter is co-chairman of the new FCM Marketing, Relations and Education Committee. Mary Beth Rooney is a member of the Board of Directors of FIA Chicago.

     The Chicago Board of Trade looks forward to continuing its close relationship with the FIA, the organization that represents the broad interests of member firms and the entire industry. We value the relationships we have with our member firms, and we plan to be more proactive in strengthening those relationships. The Chicago Board of Trade is here to stay, and we plan to do whatever we can to meet the needs of our customers.

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     Thank you very much for allowing me to be here with you today and if you have any questions, I would be happy to try to answer them.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.